September 21, 2005


     Mail Stop 4561
     James R. Clarkson
President and Chief Executive Officer
HCSB Financial Services Corporation
5201 Broad Street
Loris, South Carolina 29569

      Re:	HCSB Financial Services Corporation
		Form 10-KSB for the period ended December 31, 2004
		File No. 0-26995

Dear Mr. Clarkson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 - Derivative Instruments and Hedging Activities, page 40

1. We note your disclosure on page 32 that you use the shortcut method of assessing hedge effectiveness for fair value hedges. We also note your disclosure on page 41 that your Federal Home Loan Bank advances are convertible advances that initially bear interest at a fixed-rate that can be converted to a floating-rate after a certain period. Please tell us the following regarding these hedges:

* the specific terms of the convertible advances and swaps used to hedge these advances;


* how those terms match the terms of the advances; and

* how you determined that this particular hedging relationship qualifies for shortcut treatment under paragraph 68 of SFAS 133.

2. Please provide us with a similar analysis for any other hedging relationships for which you apply the shortcut method of assessing hedge effectiveness.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Branch Chief
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James R. Clarkson
HCSB Financial Services Corporation
September 21, 2005
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